For immediate release:  November 5, 2003

Journal Communications announces final tender offer results

For more information:
Bob Dye
414-224-2725      rdye@jc.com

Milwaukee, Wis. - November 5, 2003 - Journal Communications (NYSE: JRN) today announced the final results of its tender offer to purchase shares of its class B-1 common stock at $15.00 per share. The tender offer expired at 5 p.m., New York City time, on Monday, November 3, 2003.

Based on the final count by Wachovia Bank, N.A., the depositary and information agent for the tender offer, 20,002,215 shares of class B-1 common stock were validly tendered and not withdrawn, all of which Journal Communications has accepted for payment. Journal Communications expects that payment for all shares purchased will be made later this week.

The purchase of the shares in the tender offer is being funded with the net proceeds of Journal Communications' initial public offering and borrowings under a new credit facility.

After November 5, 2003 (following the tender offer), Journal Communications had the following shares of stock issued and outstanding: 20,134,014 shares of class A common stock; 14,994,825 shares of class B-1 common stock (not including the 4,388,352 shares held by our subsidiary, The Journal Company); 38,317,038 shares of class B-2 common stock (not including the 4,338,353 shares held by The Journal Company), and 3,264,000 shares of class C common stock.

The company's class A shares are traded on the New York Stock Exchange. Class B shares are not traded on the NYSE, and are not convertible to class A shares until after the applicable public sale restriction periods end.






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Journal Communications
November 5, 2003






About Journal Communications
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Founded in 1882, we are a diversified media and communications company with operations in publishing, radio and television broadcasting, telecommunications and printing services. We publish the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the Milwaukee metropolitan area, and more than 90 community newspapers and shoppers in eight states. We own and operate 36 radio stations and six television stations in 11 states, plus we operate two additional radio stations under a local marketing agreement and are under contract to purchase these stations. Through our telecommunications segment, we own and operate a regional fiber optic network and provide integrated data communications solutions for small and mid-size businesses in seven states. We also provide a wide range of commercial printing services, including publications, professional journals and documentation material, as well as electronic publishing, kit assembly and fulfillment.

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